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FOR IMMEDIATE RELEASE

Contact Erik Dieterle -- (612) 476-7245

                   VALLEY CREEK CAPITAL, LLC EXTENDS OFFER


     Minnetonka, Minnesota (May 5, 1998). Valley Creek Capital, LLC has announced that its offer to purchase Series 17 Beneficial Assignee Certificates ("BACs") of Boston Capital Tax Credit Fund III L.P. (the "Partnership") for $6.00 per BAC has been extended and is now scheduled to expire at 12 o'clock midnight, Eastern time on May 26, 1998. As of the close of business on April 30, 1998, 10,300 BACs have been tendered to Valley Creek Capital, LLC and not withdrawn.